UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71305

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/18/25 AND ENDING 04/30/26
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Gusto Brokerage, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1412 Chapin Ave
(No. and Street)

Burlingame	CA	94010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Meyers	(212) 668 8700	cmeyers@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

375 9th Avenue	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Qian Liu_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Gusto Brokerage, LLC_____, as of __April 30_____, 2 _026___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signed by:

Signature: _Qian Liu_____
36DE380EEC5E4E3

Title: _CEO_____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Gusto Brokerage, LLC
(fka Guideline Securities, LLC)

**(a wholly-owned subsidiary of Gusto Retirement Holdings, LLC
fka Guideline Holdings, LLC)**

**Statement of Financial Condition
April 30, 2026
(With Independent Registered Public Accounting
Firm's Report Thereon)**

Gusto Brokerage, LLC

For the period from June 18, 2025 (commencement of operations) to April 30, 2026

Contents



KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Member and Management
Gusto Brokerage, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gusto Brokerage, LLC (the Company) as of April 30, 2026, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of April 30, 2026, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2026.

New York, New York
June 18, 2026

Gusto Brokerage, LLC

Statement of Financial Condition
As of April 30, 2026

ASSETS		
Cash	$	2,595,927
Other assets		28,866
Total Assets		2,624,793
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses		35,524
Due to affiliates		408,166
Total Liabilities		443,690
Commitments and Contingencies (Note 6)		
MEMBER'S EQUITY		2,181,103
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,624,793

See Notes to Financial Statement

Gusto Brokerage, LLC
Notes to Financial Statement
April 30, 2026

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Gusto Brokerage, LLC (the "Company") is owned by its sole member, Gusto Retirement Holdings, LLC (the "Parent"). The Company, together with its Parent, are consolidated entities under Gusto, Inc. (the "Ultimate Parent"). The Company is a registered broker-dealer, effective as of June 18, 2025 ("registration date"), with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The liability of the member for losses, debts and obligations of the Company is limited to its capital contributions.

The Company was formed to operate as a retail distributor of investment products, and intends to provide access to investment products including mutual funds, retirement plan investments, and other securities offered through custodial and clearing relationships with third-party service providers on an omnibus basis. The Company also intends to support investment activity within employer-sponsored retirement plans, including plans subject to the provisions of the Employee Retirement Income Security Act of 1974, as well as individual retirement accounts and similar tax-advantaged investment accounts.

As of April 30, 2026, the Company has not yet commenced full revenue-generating operations. Activities to date have primarily consisted of organizational and capital formation activities, regulatory registration, development of compliance and supervisory procedures, establishment of operational infrastructure, and the negotiation of distribution, custodial, and clearing arrangements with third-party service providers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Fair Value of Assets and Liabilities
The Company estimates that the carrying value of receivables and payables approximates fair value, due to their short term nature. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Gusto Brokerage, LLC
Notes to Financial Statement
April 30, 2026

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 825-10-50 requires disclosure of the estimated fair value of financial instruments not measured at fair value on a recurring basis in the statements of financial condition. The fair value hierarchy prioritizes the inputs used in valuation techniques as follows:

- **Level 1:** Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- **Level 2:** Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).
- **Level 3:** Unobservable inputs for the asset or liability, reflecting the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability.

As of April 30, 2026, the Company does not have any Level 2 or Level 3 assets or liabilities.

The carrying amounts of certain financial instruments approximate their fair value due to the short-term nature, and include cash, accrued expenses, and payables to Parent and affiliates.

Income taxes
The Company has been organized as a limited liability company and is a disregarded entity for federal income tax purposes. The Company is not a taxpaying entity for federal income tax purposes and is not a taxpaying entity for state income tax purposes. Instead, its sole member is liable for income taxes on the Company's taxable income. No provision has been recorded for federal and state income taxes and there have been no examinations by tax authorities as of April 30, 2026.

Current Expected Credit Losses (CECL)
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. As of April 30, 2026, the Company determined that it has no estimated credit loss affecting its financial statements. Most of the financial assets within the scope of FASB ASC 326-20 are considered highly short-term in nature and therefore the Company is less susceptible to risks and uncertainty of credit losses over extended periods of time. Management does not anticipate any expected credit losses and, therefore, has not made any allowance for credit losses for the period ending April 30, 2026. Receivable balances were $0 at April 30, 2026.

Gusto Brokerage, LLC
Notes to Financial Statement
April 30, 2026

Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with an original maturity date of three months or less when purchased to be cash equivalents. The Company held no cash equivalents at April 30, 2026.

The Company maintains cash with financial institutions located in the United States. The balances are insured by the FDIC up to $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash. As of April 30, 2026, the amount in excess of federally insured limits is approximately $2,328,343.

3. RELATED PARTY TRANSACTIONS

For the period ended April 30, 2026, the Parent and Ultimate Parent paid certain direct expenses of the Company on its behalf. As of April 30, 2026, the Company had a payable of $219,203 and $189,963 due to the Parent and Ultimate Parent, respectively, which was included in due to related parties in the accompanying statement of financial condition.

The Company's operations and financial position could differ from those that would have been obtained if these entities were unrelated.

For the period ended April 30, 2026, the Parent contributed additional capital in the amount of $600,000.

4. REGULATORY REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 2% of aggregate debits from the Customer Reserve Calculation. At April 30, 2026, the Company had net capital, as defined, of $2,152,237, which exceeded the required minimum net capital of $250,000 by $1,902,237.

The Company did not carry securities accounts for customers or perform custodial functions related to customer securities as of April 30, 2026. Therefore, the Company claims exemption from the reserve and possession or control provisions under Rule 15c3-3 of the Securities Exchange Act of 1934.

Gusto Brokerage, LLC
Notes to Financial Statement
April 30, 2026

5. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be the subject of investigations, audits and other forms of regulatory and governmental inquiry covering a range of issues in their business. These inquiries may lead to administrative, civil or criminal proceedings, and possibly result in remedies including fines, penalties, restitution, alterations in their business practices, and in additional expenses.

The Company establishes accruals for legal proceedings, including litigation, arbitration, and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changed circumstances. There was no accrual for legal proceedings as of April 30, 2026.

In addition to the matters described above, the Company and/or persons to whom the Company may have indemnification obligations, in the normal course of business, are subject to various other pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. The Company is not aware at the present time of any such other legal proceedings. However, the Company cannot now determine whether or not any claims asserted against the Company or others to whom the Company may have indemnification obligations, whether in the proceedings or other matters described above or otherwise, will have a material adverse effect on its results of operations in any future reporting period.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. In most cases, the Company's agreements with its customers indemnify the Company if customers fail to satisfy their contractual obligations.

6. SEGMENT REPORTING

The Company has identified its Chief Executive Officer ("CEO") as the chief operating decision maker ("CODM"), who uses net income (loss) to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.

The Company's operations constitute a single operating segment and therefore, a single reportable segment because the CODM manages the business activities using information of the Company taken as a whole.

6. SEGMENT REPORTING (continued)

Total assets and results of operations of the segment align with those reported on the statement of financial condition and statement of operations.

7. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since April 30, 2026, through June 18, 2026, the date of the report and determined that there are no material events that would require disclosures in the Company's financial statements.